As filed with the Securities and Exchange Commission on June 25, 2001

                                                                REGISTRATION NO.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                        IOWA INDUSTRIAL TECHNOLOGIES INC.
                 (Name of Small Business Issuer in its charter)

           NEVADA                            6770                   76-0616467
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL   (IRS EMPLOYER
INCORPORATION  OR ORGANIZATION)    CLASSIFICATION  CODE NUMBER)   IDENTIFICATION
                                                                        NO.)

                               2400 LOP 35, #1502
                               ALVIN, TEXAS 77512
        (Address, including postal code, of principal executive offices)

                                 (281) 331-5580
                     (Telephone number, including area code)

        SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:  None

    SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:  Common Stock,
                                $0.001 Par Value

--------------------------------------------------------------------------------

        AGENT  FOR  SERVICE:                         WITH  A  COPY  TO:
     JOHN  T.  BAUSKA,  PRESIDENT                   JAMES  L.  VANDEBERG
  IOWA  INDUSTRIAL  TECHNOLOGIES  INC.       OGDEN  MURPHY  WALLACE,  P.L.L.C.
       2400  LOP  35,  #1502                  1601  FIFTH  AVE.,  SUITE  2100
       ALVIN,  TEXAS  77512                     SEATTLE,  WASHINGTON  98101
          (281)  331-5580                              (206)  447-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    TABLE OF CONTENTS

                                                                                     Page
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PART I
Item 1.  Description of business . . . . . . . . . . . . . . . . . . . . . . . . . .    1

Item 2.  Management's discussion and analysis or plan of operation . . . . . . . . .    7

Item 3.  Description of property . . . . . . . . . . . . . . . . . . . . . . . . . .    9

Item 4.  Security ownership of certain beneficial owners and management. . . . . . .    9

Item 5.  Directors and executive officers, promoters and control persons . . . . . .   10

Item 6.  Executive compensation. . . . . . . . . . . . . . . . . . . . . . . . . . .   10

Item 7.  Certain relationships and related transactions. . . . . . . . . . . . . . .   10

Item 8.  Description of securities . . . . . . . . . . . . . . . . . . . . . . . . .   10

PART II

Item 1.  Market price of and dividends on the registrant's common equity and related
stockholder matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

Item 2.  Legal proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

Item 3.  Changes in and disagreements with accountants . . . . . . . . . . . . . . .   12

Item 4.  Recent sales of unregistered securities . . . . . . . . . . . . . . . . . .   12

Item 5.  Indemnification of directors and officers . . . . . . . . . . . . . . . . .   14

PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-1

PART III

Item 1.  Index to exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS
--------------------------------------

GENERAL

     Iowa Industrial Technologies Inc. was incorporated under the laws of the State of Nevada on August 18, 1999, and is in its early developmental and promotional stages. To date, Iowa Industrial Technologies' only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. Iowa Industrial Technologies has not commenced commercial operations. Iowa Industrial Technologies has no full time employees and owns no real estate. Iowa Industrial Technologies' business plan is to market high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients.

ACQUISITION  OF  THE  LICENSE

     On August 20, 1999, Iowa Industrial Technologies acquired a sub-license agreement with David R. Mortenson & Associates (the "license"). The license grants an exclusive right to distribute Vitamineralherb.com products to health and fitness professionals in the state of Iowa via the Internet. Iowa Industrial Technologies acquired the license under the terms of a settlement agreement by and between Iowa Industrial Technologies and Mortenson & Associates, an affiliate of Vitamineralherb.com. Mortenson & Associates had granted Iowa Industrial Technologies a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of sewage and waste water in septic tanks and waste water treatment facilities. Mortenson & Associates acquired its right to sublicense Biocatalyst to Iowa Industrial Technologies from NW Technologies Inc. As a result of a legal dispute between Mortenson & Associates' principal and NW Technologies, Mortenson & Associates was unable to fulfill its obligations to Iowa Industrial Technologies under the license. Under the terms of the settlement agreement, Vitamineralherb.com, an affiliate of Mortenson & Associates, granted to Iowa Industrial Technologies the license to distribute Vitamineralherb.com products in part for its agreement not to pursue its claims against Mortenson & Associates.

THE  LICENSE

     Iowa Industrial Technologies has a three-year license to market and sell vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients. Iowa Industrial Technologies' territory is the state of Iowa. The license will be automatically renewed unless Iowa Industrial Technologies or Vitamineralherb.com gives the other notice of its intent not to renew.

     Vitamineralherb.com has agreed to provide certain business administrative services to Iowa Industrial Technologies, including product development, store inventory, website creation and maintenance, establishment of banking liaisons, and development and maintenance of an order fulfillment system, thereby enabling

Iowa Industrial Technologies to focus strictly on marketing and sales. Some services, such as development of the website and the order fulfillment system will be provided by Vitamineralherb.com, while others, such as product development and store inventory, will be provided by the product supplier. Vitamineralherb.com sets the price for products based on the manufacturer's price, plus a mark up, which Vitamineralherb.com and Iowa Industrial Technologies share equally.

     Iowa Industrial Technologies and its customers will also be able to request quotes for and order custom-formulated and custom-labeled products via the website. Three different labeling options are available to customers. First, products may be ordered with the manufacturer's standard label with no customization. Second, the fitness or health professional may customize the labels by adding its name, address, and phone number to the standard label. In most cases, these labels would be a standardized label with product information and a place on the label for the wording "Distributed by." This gives these health and fitness professionals a competitive edge. Third, labels may be completely customized for the health or fitness professional.

     When a fitness or health professional becomes a client, Iowa Industrial Technologies' salesperson will show the client how to access the Vitamineralherb website. The client is assigned an identification number that identifies it by territory, salesperson, and business name, address, and other pertinent information. The health or fitness professional may then order the products it desires directly through the Vitamineralherb.com website. It is anticipated that the customer will pay for the purchase with a credit card, electronic check ("e-check"), or debit card. All products will be shipped by the manufacturer directly to the professional or its clients.

     The website is maintained by Vitamineralherb.com, and each licensee pays an annual website maintenance fee of $500. All financial transactions are handled by Vitamineralherb.com's Internet clearing bank. The Vitamineralherb webmaster downloads e-mail orders several times a day, checks with clearing bank for payment and then submits the product order and electronic payment to International Formulation and Manufacturing. Vitamineralherb.com then forwards the money due Iowa Industrial Technologies via electronic funds transfer, Vitamineralherb's software tracks all sales through the customer's identification number, and at month end, e-mails to Iowa Industrial Technologies and customer a detailed report including sales commissions. Vitamineralherb has indicated that it will use e-commerce advertising such as banner ads on major servers and websites, as well as trying to insure that all major search engines pick Vitamineralherb.com first. Sales originating from the website to customers located in Iowa will automatically be assigned to Iowa Industrial Technologies.

BACKGROUND  ON  THE  MANUFACTURER  AND  DISTRIBUTOR

     On June 9, 1999, Vitamineralherb.com entered into a manufacturing agreement with International Formulation and Manufacturing, Inc., a nutraceuticals manufacturing firm, located in San Diego, California, USA. International Formulation and Manufacturing is a contract manufacturer of vitamin, mineral, nutritional supplement, and alternative health products for various marketing organizations; International Formulation and Manufacturing does no retail marketing. In addition to a line of standard products, International Formulation and Manufacturing is able to manufacture custom blended products for customers. International Formulation and Manufacturing also has the capability to supply privately labeled products for Iowa Industrial Technologies' customers at a minimal added cost.

IMPLEMENTATION  OF  BUSINESS  PLAN:  MILESTONES

     Iowa Industrial Technologies' current business plan involves selling Vitamineralherb.com products to targeted markets. It intends to employ salespeople to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients what Iowa Industrial Technologies' believes are high-quality, low-cost vitamins, minerals, nutritional supplements and other health and fitness products. These professionals would sell the products to their clients via the Internet. Iowa Industrial Technologies will achieve implementation of its business plan by meeting the following milestones:

     Milestone 1: Hire Salespeople. Iowa Industrial Technologies will engage salespeople or a commission sales firm to market the products. Iowa Industrial Technologies expects that it may hire two salespeople during its first year of operation. The hiring process would include running advertisements in the local newspaper and conducting interviews. Iowa Industrial Technologies anticipates that hiring the salespeople may take four to eight weeks and estimates that the cost of the salespeople, not including compensation, will be $20,000.

     Milestone 2: Establish an Office. Iowa Industrial Technologies would then have to establish an office or offices for the sales force in the appropriate market or markets. This would include an office, equipment such as computers and telephones, and sample inventory for the salespeople. Iowa Industrial Technologies anticipates that it may take eight to twelve weeks to locate acceptable office space and select and purchase equipment. The expense of office rental, equipment and inventory samples is estimated to be $45,000 per year.

     Milestone 3: Development of Advertising Campaign. The next step would be to develop an advertising campaign, including establishing a list of prospects based on potential clients identified in the market survey, and designing and printing sales materials. Iowa Industrial Technologies anticipates that it would take approximately six to ten weeks to develop the advertising campaign, although, depending on the availability of resources, Iowa Industrial Technologies will attempt to develop its advertising campaign concurrently with establishing an office. The cost of developing the campaign is estimated at approximately $12,000 per year.

     Milestone 4. Implementation of Advertising Campaign/Sales Calls. Implementation of the advertising campaign would begin with mailing the sales materials to the identified list of prospects. Approximately two to four weeks thereafter, the salespeople would begin telephone follow ups and scheduling of sales calls. Although it will be necessary to make sales calls throughout the life of the company, it is estimated that the first round of sales calls will take approximately eight to twelve weeks to complete. The cost of salary and expenses for two salespeople is estimated at $248,000 per year.

     Milestone 5: Achieve Revenues. It is difficult to quantify how long it will take to convert a sales call into actual sales and revenues. Iowa Industrial Technologies will not begin receiving orders until its sales force is able to convince potential clients to begin offering such products to their customers, or to convert from an existing supplier. Iowa Industrial Technologies hopes that clients would begin placing orders within weeks of a sales call, but it may take several months before people begin to purchase products. Moreover, customers may not be willing to pay for products at the time they order, and may insist on buying on account, which would delay receipt of revenues another month or two.

     No commitments to provide additional funds have been made by management or shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Iowa Industrial Technologies or at all.

INDUSTRY  BACKGROUND

     The Internet has become an increasingly significant medium for communication, information and commerce. According to NUA Internet Surveys, as of February 2000, there were approximately 275.5 million Internet users worldwide. At the IDC Internet Executive Forum held on September 28-29, 1999, IDC stated that in 1999 US $109 billion in purchases involved the Internet. IDC's vice president, Sean Kaldor, indicated that figure is expected to increase more than ten-fold over the next five years to US $1.3 trillion in 2003, with $842 million completed directly over the world-wide web. Iowa Industrial Technologies believes that this dramatic growth presents significant opportunities for online retailers.

     In recent years, a growing awareness of vitamins, herbs, and other dietary supplements by the general public has created a whole new segment in the field of medicine and health care products. According to Jupiter Communications, online sales of such products are expected to be US $434 million in the year 2003, up from $1 million in 1998. Iowa Industrial Technologies believes that several factors are driving this growth, including a rapidly growing segment of the population that is concerned with aging and disease, a growing interest in preventative health care, favorable consumer attitudes toward alternative health products and a favorable regulatory statute, the Dietary Supplement Health and Education Act of 1994.

COMPETITION

     The electronic commerce industry is new, rapidly evolving and intensely competitive, and Iowa Industrial Technologies expects competition to intensify in the future. Barriers to entry are minimal and current and new competitors can launch sites at a relatively low cost. In addition, the vitamin, supplement, mineral and alternative health product market is very competitive and highly fragmented, with no clear dominant leader and increasing public and commercial attention.

     Iowa Industrial Technologies' competitors can be divided into several groups including:

     - traditional vitamins, supplements, minerals and alternative health products retailers;

     - the online retail initiatives of several traditional vitamins, supplements, minerals and alternative health products retailers;

     - online retailers of pharmaceutical and other health-related products that also carry vitamins, supplements, minerals and alternative health products;

     - independent online retailers specializing in vitamins, supplements, minerals and alternative health products;

     - mail-order and catalog retailers of vitamins, supplements, minerals and alternative health products, some of which have already developed online retail outlets; and

     - direct sales organizations, retail drugstore chains, health food store merchants, mass market retail chains and various manufacturers of alternative health products.

     Many of Iowa Industrial Technologies' potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than Iowa Industrial Technologies has. In addition, an online retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other electronic services increases. Competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than Iowa Industrial Technologies does. Increased competition may result in reduced operating margins and loss of market share.

     Iowa Industrial Technologies believes that the principal competitive factors in its market are:

     -    ability  to  attract  and  retain  customers;

     -    breadth  of  product  selection;

     -    product  pricing;

     -    ability  to  customize  products  and  labeling;

     -    quality  and  responsiveness  of  customer  service.

     Iowa Industrial Technologies believes that it can compete favorably on these factors. However, Iowa Industrial Technologies will have no control over how successful its competitors are in addressing these factors. In addition, with little difficulty, Iowa Industrial Technologies' online competitors can duplicate many of the products or services offered on the Vitamineralherb.com site.

Iowa Industrial Technologies believes that traditional retailers of vitamins, supplements, minerals and other alternative health products face several challenges in succeeding:

     - Lack of convenience and personalized service. Traditional retailers have limited store hours and locations. Traditional retailers are also unable to provide consumers with product advice tailored to their particular situation.

     - Limited product assortment. The capital and real estate intensive nature of store-based retailers limit the product selection that can be economically offered in each store location.

     - Lack of Customer Loyalty. Although the larger traditional retailers often attract customers, many of these customers are only one-time users. People are often attractive to the name brands, but find the products too expensive. It is understood that these are quality products and have value, but the multilevel structure of marketing often employed by large retailers mandate high prices.

     As a result of the foregoing limitations, Iowa Industrial Technologies believes there is significant unmet demand for an alternative shopping channel that can provide consumers of vitamins, supplements, minerals and other alternative health products with a broad array of products and a convenient and private shopping experience.

     Iowa Industrial Technologies hopes to attract and retain consumers through the following key attributes of its business:

     - Broad Expandable Product Assortment. Iowa Industrial Technologies' product selection is substantially larger than that offered by store-based retailers.

     - Low Product Prices. Product prices can be kept low due to volume purchases through Iowa Industrial Technologies' affiliation with Vitamineralherb.com and other licensees. Product prices will also be lower due to Iowa Industrial Technologies' lack of need of inventory and warehouse space. All products are shipped from International Formulation and Manufacturing's inventory.

     - Accessibility to Customized Products. At minimal cost, health and fitness practitioners may offer their customers customized products.

     - Access to Personalized Programs. Health or fitness professional can tailor vitamin and dietary supplement regimes to their clients.

REGULATORY  ENVIRONMENT

     The manufacturing, processing, formulating, packaging, labeling and advertising of the products Iowa Industrial Technologies sells may be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

     In general, existing laws and regulations apply to transactions and other activity on the Internet; however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet. Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in Iowa Industrial Technologies' sales.

EMPLOYEES

     Iowa Industrial Technologies is a development stage company and currently has no employees. Iowa Industrial Technologies is currently managed by John Bauska, its sole officer and director. Iowa Industrial Technologies looks to Mr. Bauska for his entrepreneurial skills and talents. For a complete discussion of Mr. Bauska's experience, please see "Directors and Executive Officers." Management plans to use consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future. Iowa Industrial Technologies may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees. A portion of any employee compensation likely would include the right to acquire stock in Iowa Industrial Technologies, which would dilute the ownership interest of holders of existing shares of its common stock.

REPORTS  TO  SECURITY  HOLDERS

     Iowa Industrial Technologies has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended. Following the effective date of this registration statement, Iowa Industrial Technologies will be required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended. Iowa Industrial Technologies will file annual, quarterly and other reports with the Securities and Exchange Commission. Iowa Industrial Technologies will also be subject to the proxy solicitation requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will furnish an annual report with audited financial statements to its stockholders.

AVAILABLE  INFORMATION

     Copies of this registration statement may be inspected, without charge, at the SEC's public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0300 for further information on the operation of its public reference room. In addition, copies of this material also should be available through the Internet by using the SEC's Electronic Data Gathering, Analysis and Retrieval System, which is located at http://www.sec.gov.
                                 ------------------

ITEM  2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION
---------------------------------------------------------------------------

     The following discussion and analysis of Iowa Industrial Technologies' financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

     This registration statement contains forward-looking statements, the accuracy of which involve risks and uncertainties. Words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions are used to identify forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the potential markets for Vitamineralherb products. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. Iowa Industrial Technologies' actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by Iowa Industrial Technologies described elsewhere in this registration statement. The following discussion and analysis should be read in conjunction with Iowa Industrial Technologies' financial statements and notes thereto and other financial information included elsewhere in this registration statement.

PLAN  OF  OPERATION

     During the period from August 18, 1999 (date of inception) through March 31, 2001, Iowa Industrial Technologies has engaged in no significant operations other than organizational activities, acquisition of the rights to market Vitamineralherb products. No revenues were received by Iowa Industrial Technologies during this period.

     For the current fiscal year, Iowa Industrial Technologies anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, as amended, and expenses associated with setting up a company structure to begin implementing its business plan. Iowa Industrial Technologies anticipates that until these procedures are completed, it will not generate revenues, and may continue to operate at a loss thereafter, depending upon the performance of the business.

     Iowa Industrial Technologies' business plan is to begin marketing and selling Vitamineralherb products.

LIQUIDITY  AND  CAPITAL  RESOURCES

     Iowa Industrial Technologies remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or shareholders' equity. Iowa Industrial Technologies currently has no assets. Organizational expenses of $4,822 were paid for by the initial shareholders and expensed to operations.

     Iowa Industrial Technologies expects to carry out its plan of business as discussed above. Iowa Industrial Technologies has no immediate expenses, other than the $4,822 of organizational expenses incurred and paid by the initial shareholders on behalf of Iowa Industrial Technologies. John Bauska will serve in his capacity as an officer and director of Iowa Industrial Technologies without compensation until a market is developed for the Vitamineralherb products.

     Iowa Industrial Technologies' business plan is to sell Vitamineralherb.com products to targeted markets. It intends to employ sales people or a commission sales firm to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients via the Internet.

     Based primarily on discussions with the licensor, Iowa Industrial Technologies believes that during its first operational quarter, it will need a capital infusion of approximately $90,000 to achieve a sustainable sales level where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of advertising, hiring and paying two salespeople, and administrative expenses. In addition, Iowa Industrial Technologies will need approximately $260,000 in the event it determines that its market will not pay in advance and it will have to extend credit.

     In addition, Iowa Industrial Technologies may engage in a combination with another business. Iowa Industrial Technologies cannot predict the extent to which its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity with which Iowa Industrial Technologies may eventually combine. Iowa Industrial Technologies has engaged in no discussions concerning potential business combinations, and has not entered into any agreement for such a combination.

     Iowa Industrial Technologies will need additional capital to carry out its business plan or to engage in a combination with another business. No commitments to provide additional funds have been made by management or other shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Iowa Industrial Technologies or at all. Iowa Industrial Technologies has no commitments for capital expenditures.

ITEM  3.     DESCRIPTION  OF  PROPERTY
--------------------------------------

     Iowa Industrial Technologies currently maintains limited office space at 2400 Lop 35, #1502, Alvin, Texas 77512, for which it pays no rent. Its phone number is (281) 331-5580. Iowa Industrial Technologies does not believe that it will need to obtain additional office space at any time in the foreseeable future until its business plan is more fully implemented.

ITEM  4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
---------------------------------------------------------------------------

     The following table sets forth, as of June 15, 2001, Iowa Industrial Technologies' outstanding common stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by Iowa Industrial Technologies to own beneficially, more than 5% of its common stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown. On June 15, 2001, there were 4,500,000 shares of common stock issued and outstanding.

                                  NUMBER OF   PERCENTAGE OF
NAME                             SHARES HELD  SHARES  OWNED
-------------------------------  -----------  -------------

J. P. Beehner                      1,250,000            28%
P.O. Box 2370
Alvin, Texas 77512

Dorothy A. Mortenson               1,250,000            28%
P.O. Box 5034
Alvin, Texas 77512

John T. Bauska                             0             0%
610 9th Street E
Kalispell, Montana 59901-5027

ALL EXECUTIVE OFFICERS AND
DIRECTORS AS A GROUP (1 person)            0             0%

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS
-------------------------------------------------------------------------------

     The following table sets forth the name, age and position of each director and executive officer of Iowa Industrial Technologies Inc.

     NAME                  AGE     POSITION
     ----                  ---     --------
     John  T.  Bauska       50     President, Secretary, Treasurer
                                   and sole Director

     John  T. Bauska, COO and Director - Mr. Bauska brings a wealth of knowledge
     ---------------------------------
from over 30 years of experience with a number of successful agencies and businesses. He has been involved in developing oil and mineral companies, labor relations, real estate management, telecommunications, investment banking, and financial consulting. Mr. Bauska has both owned and managed firms in Alaska, Europe, South America, the Middle East, Africa and the United States. In Alaska he was the Assistant Business Manager and Negotiator for the Alaskan Pipeline and negotiated many of the agreements still in effect today. Mr. Bauska attended colleges in Montana, Washington and Alaska, majoring in Business Management and Labor Relations.

ITEM  6.     EXECUTIVE  COMPENSATION
------------------------------------

     No officer or director has received any remuneration for Iowa Industrial Technologies. Although there is no current plan in existence, it is possible that Iowa Industrial Technologies will adopt a plan to pay or accrue compensation to its officer and director for services related to the implementation of Iowa Industrial Technologies' business plan. Iowa Industrial Technologies has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of its director or officer, but the Board of Directors may recommend adoption of one or more such programs in the future. Iowa Industrial Technologies has no employment contract or compensatory plan or arrangement with any executive officer of Iowa
Industrial Technologies The director currently does not receive any cash compensation from Iowa Industrial Technologies for his service as a member of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted. See "Certain Relationships and Related Transactions."

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
---------------------------------------------------------------

     No director, executive officer or nominee for election as a director of Iowa Industrial Technologies, and no owner of five percent or more of Iowa Industrial Technologies' outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount received exceeds $60,000.

ITEM  8.     DESCRIPTION  OF  SECURITIES
----------------------------------------

COMMON  STOCK

     Iowa Industrial Technologies' Articles of Incorporation authorize the issuance of 25,000,000 shares, par value $0.001 per share, of common stock. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

     Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of Iowa Industrial Technologies, holders are entitled to receive, ratably, the net assets of the company available to stockholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Iowa Industrial Technologies' common stock are issued, the relative interests of then existing stockholders may be diluted.

TRANSFER  AGENT

     Iowa Industrial Technologies is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the company's securities. Should Iowa Industrial Technologies' securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

                                     PART II

ITEM  1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
RELATED  STOCKHOLDER  MATTERS
-----------------------------

     No established public trading market exists for Iowa Industrial Technologies' securities. Iowa Industrial Technologies has no common equity subject to outstanding purchase options or warrants. Iowa Industrial Technologies has no securities convertible into its common equity. There is no common equity that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or that Iowa Industrial Technologies has agreed to register under the Securities Act of 1933, as amended, for sale by shareholders.

ITEM  2.  LEGAL  PROCEEDINGS
----------------------------

     Iowa Industrial Technologies is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the officer and director knows of no legal proceedings against Iowa Industrial Technologies or its property contemplated by any governmental authority.

     No director, officer, or affiliate of Iowa Industrial Technologies and no owner of record or beneficial owner of more than 5% of the securities of Iowa Industrial Technologies', or any associate of any such director, officer or security holder, is a party adverse to the company or has a material interest adverse to the company in reference to pending litigation.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
---------------------------------------------------------------

     None.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES
--------------------------------------------------------

NAME OF                  DATE OF                 PURCHASE     PRICE PER
SHAREHOLDER              PURCHASE    SHARES        PRICE        SHARE
----------------------  ----------  ---------  ------------  ----------
J.P. Beehner            8/20/99(1)  1,250,000  $   1,250.00  $    0.001

Dorothy A. Mortenson    8/20/99(1)  1,250,000  $   1,250.00  $    0.001

David R. Mortenson      8/20/99(2)    200,000  $     200.00  $    0.001

Joshua J. Mortenson     8/20/99(2)    200,000  $     200.00  $    0.001

Joshua Daniel Smetzer   8/20/99(2)    200,000  $     200.00  $    0.001


                                       12

Don Lawson Kerster      8/20/99(2)    200,000  $     200.00  $    0.001

Marie M. Charles        8/20/99(2)    200,000  $     200.00  $    0.001

Roy Donovan Hinton Jr.  8/20/99(2)    200,000  $     200.00  $    0.001

Eberhard Mueller        8/20/99(2)    200,000  $     200.00  $    0.001

Rick Wilson             8/20/99(2)    200,000  $     200.00  $    0.001

George R. Quan          8/20/99(2)    200,000  $     200.00  $    0.001

David Young             8/20/99(2)    200,000  $     200.00  $    0.001

1.   Issued  in  consideration  of  pre-incorporation  services  and expenses.

2. Issued in consideration of the transfer of Iowa Industrial Technologies' main asset.

     Each of the sales listed above was made for cash , services or in exchange for Iowa Industrial Technologies' principal asset. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended. Iowa Industrial Technologies had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. A separate filing of a Form D has been made to the Securities and Exchange Commission concerning the issuance of the aforementioned shares. All such sales were made without the aid of underwriters, and no sales commissions were paid.

     On August 20, 1999, Iowa Industrial Technologies' issued 2,500,000 shares of common stock to two shareholders in satisfaction of certain organizational costs (approximately $2500) and activities performed by the shareholders. The issuance of the shares were exempt from registration under Rule 506 of Regulation D, and sections 3(b) and 4(2) of the Securities Act of 1933, as amended, due to the shareholders being Iowa Industrial Technologies' founders and serving as its initial management, and the limited number of investors
(two).

     On August 20 1999, Iowa Industrial Technologies issued a total of 2,000,000 shares of common stock to ten shareholders, one of whom was the general partner, and nine of whom were investor participants in the licensor of Iowa Industrial Technologies' Biocatalyst rights. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and section 3(b) of the Securities Act of 1933, as amended. Iowa Industrial Technologies' shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. If the exemption under Rule 504 of Regulation D is not available, Iowa Industrial Technologies believes that the issuance was also exempt under Rule 506 of Regulation D and section 3(b) and 4(2) under the Securities Act of 1933, as amended, due to the limited manner of the offering, promptly filing notices of sale, and limiting the issuance of shares to a small number of accredited investors (ten).

     On February 15, 2000, four of the shareholders described above transferred their shares to four other individuals. These four selling shareholders received consideration of $200 each for their shares. The purchasers represented and warranted to the sellers that the purchasers were "accredited investors" as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended. These were sales between private individuals.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
----------------------------------------------------------

     The Articles of Incorporation and the By-laws of Iowa Industrial Technologies provide that the company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in Iowa Industrial Technologies' best interest and is a party by reason of his status as an officer or director, absent a finding of negligence of misconduct in the performance of a duty.


                                    PART F/S


                        IOWA INDUSTRIAL TECHNOLOGIES INC.
                          (A Development Stage Company)

Index

Independent  Auditors'  Report . . . . . . . . . . . . . . . . . . . . . . .F-2

Balance  Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-3

Statement  of  Operations . . . . . . . . . . . . . . . . . . . . . . . . . F-4

Statement  of  Cash  Flows . . . . . . . . . . . . . . . . . . . . . . . . .F-5

Statement  of  Stockholders'  Equity . . . . . . . . . . . . . . . . . . . .F-6

Notes  to  the  Financial  Statements . . . . . . . . . . . . . . . . . . . F-7.

                        IOWA INDUSTRIAL TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)




                                  AUDIT REPORT
                                  March 31,2001




                          RON LAMBRECHT, C.P.A.,L.L.C.
                           Certified Public Accountant
                               610 9th Street East
                            Kalispell, Montana 59901

                           Ron Lambrecht,C.P.A.,L.L.C.
                           Certified Public Accountant
                               610 9th Street East
                            Kalispell, Montana  59901
                                 (406) 752-5533


INDEPENDENT  AUDITORS'S  REPORT

To the Board of Directors--Iowa Industrial Technologies Inc.(A Development Stage Company)
P. O. Box 5034
Alvin,Tx. 77512-5034

I have audited the accompanying Balance Sheet of Iowa Industrial Technologies Inc. ( A Development Stage Enterprise) as of March 31,2001 and the Statements of Operations, Stockholders' Equity, and Cash Flows for the period August 18,1999 (Inception) through March 31,2001. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

My audit was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iowa Industrial Technologies Inc (A Development Stage Enterprise) as of March 31,2001, and the results of its operations and changes in its cash flows for the period from August 18,1999 (Inception) through March 31,2001 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ron  Lambrecht,  C.P.A.
May  16,2001

    (The accompanying notes are an integral part of the financial statements)

                        IOWA INDUSTRIAL TECHNOLOGIES INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                  BALANCE SHEET

                                     ASSETS

                                                          March 31,   June 30,
                                                             2001       2000
Current Assets
      Cash                                                        0          0
                                                          ----------  ---------

Total Current Assets                                              0          0
                                                          ----------  ---------


Other Assets
      License Rights (Note 1,11 and 111                         944       1444
                                                          ----------  ---------

Total Other Assets                                              944       1444
                                                          ----------  ---------

Total Assets                                                    944       1444
                                                          ----------  ---------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts Payable                                          1,275       1275

Stockholders' Equity:
    Common Stock, $0.001 Par Value; 25,000,000 Shares
    Authorized. 4,500,000 Shares Issued and Outstanding       4,500       4500

   (Deficit) Accumulated During the Development Stage        (4,831)     (4331)

Total Stockholders' Equity (Deficit)                           (331)       168


Total Liabilities And Stockholders' Equity                      944       1444


                                      F-3
THE  ACCOMPANYING  NOTES  ARE  AN  INTEGRAL  PART  OF  THE  FINANCIAL STATEMENTS

                                   IOWA INDUSTRIAL TECHNOLOGIES INC.
                                    (A DEVELOPMENT STAGE ENTERPRISE)
                                         STATEMENT OF OPERATION



                                               Accumulated            Nine         From August 18,1999
                                           From August 18,1999       Months        (date inception) to
                                            (date inception)         ended
                                            to March 31,2001      March 31,2001       June 30,2000
REVENUES                                                                          $                 0


Operating Expenses

    Legal Fees                                           3,356                                  3,365
    License Written-Off                                  1,056              500                   556
    Taxes & Fees                                           320                                    320
    Office                                                  90                                     90

Total Operating Expenses                                 4,822              500                 4,331


Net (Loss) for the Period                 $             (4,822)  $         (500)  $            (4,331)

Net (Loss) per Share                                             $      (0.0001)  $            (0.001)


Weighted Average Number of Common Shares
Outstanding                                                           4,500,000             4,500,000


                                       F-4
                THE  ACCOMPANYING  NOTES  ARE AN INTEGRAL PART OF
                           THE  FINANCIAL  STATEMENTS

                                      IOWA INDUSTRIAL TECHNOLOGIES INC.
                                      (A Development Stage Enterprise)
                                           STATEMENT OF CASH FLOWS


                                                  Accumulated
                                              From August 18, 1999     Nine Months       From August 18,
                                              (date inception) to         ended       1999 (date inception)
                                                 March 31,2001        March 31,2001      to June 30,2000
CASH FLOWS PROVIDED BY (USED FOR)

    INCREASE OF ACCOUNTS PAYABLE             $               1,275                    $              1,275

CASH FLOWS FROM (BY) OPERATING
ACTIVITIES:

    NET INCOME (LOSS) FOR THE PERIOD         $              (4,831)            (500)                (4,331)
    AMORTIZATION OF LICENSE                                  1,056              500                    556
CASH FLOWS FROM INVESTING ACTIVITIES:
    PURCHASE OF LICENSE                                     (2,000)                                 (2,000)
 CASH FLOWS FROM(TO) FINANCING ACTIVITIES:

    ISSUANCE OF COMMON STOCKS                                4,500                                   4,500


INCREASE (DECREASE) IN CASH FOR THE PERIOD                       0                0                      0


CASH BEGINNING OF PERIOD                                         0                0                      0


CASH END OF PERIOD                           $                   0   $            0   $                  0


                                       F-5
          THE  ACCOMPANYING  NOTES  ARE  AN INTEGRAL PART OF THE FINANCIAL
                                   STATEMENTS

                         IOWA  INDUSTRIAL  TECHNOLOGIES  INC.
                         (A  DEVELOPMENT  STAGE  ENTERPRISE)
                   STATEMENT  OF  STOCKHOLDERS;  EQUITY  (DEFICIT)
                             FOR THE PERIOD AUGUST 18,1999
                                 THROUGH MARCH 31,2001


                                                          (Deficit)
                                                         Accumulated
                         Common    Common   Additional    During the        Total
                          Stock     Stock     Paid-in    Development    Stockholders'
                        Number of   Amount    Capital       Stage          Equity
August 20,1999
Issuance of
Common Stock for
Expense Reimbursement   2,500,000  $ 2,500            0            0   $        2,500

Issuance of Common
Stock for License
August 20,1999          2,000,000  $ 2,000            0            0   $        2,000

Deficit for the
Period From
August 18,1999
(Inception)
Through  March
31,2001                         0        0            0      ($4,831)         ($4,831)


Balance March 31,
2001                    4,500,000  $ 4,500  $         0      ($4,831)           ($331)


                                       F-6
                  THE  ACCOMPANYING NOTES ARE AN INTEGRAL  PART
                        OF  THE  FINANCIAL  STATEMENTS

                        IOWA INDUSTRIAL TECHNOLOGIES INC.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                  MARCH 31,2001


NOTE  1-ORGANIZATION  AND  HISTORY,  DEVELOPMENT  STAGE  COMPANY


Iowa Industrial Technologies Inc. herein (the "Company") was incorporated in the State of Nevada on August 18,1999. The Company acquired a license to market under a non-exclusive private license a product known as "Biocatalyst" an Oxygen-enriched water product for the State of Iowa for remediation of cane bogasse, silage, compost, trash, garbage and other organic waste and byproducts exclusive of remediation of petroleum-based hydrocarbon contamination.

As discussed in Note 111, this license is in jeopardy and the Company has retained the right to sue the vendor. As a replacement for this license, the Company was granted additional rights to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products for Iowa. The grantor of the license offers these products for sale from various suppliers on their web site. See Note 1V regarding related party transactions.

The Company is in the development stage. In a development stage company, management devotes most of its activities in developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.


NOTE  11-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

(a)  Year  end
     The  Company's  fiscal  year  end  is  June  30.


(b)  Accounting  Method
     The  Company  records  income  and  expenses  on  the  accrual  method.


(c)  Cash  and  Cash  Equivalents
     The Company considers all highly liquid instruments with a maturity of three months or less at the Time of the issuance to be cash equivalents.

(d)  Use  of  Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

(e)  Licenses
     Costs to acquire licenses are capitalized as incurred. These costs will be amortized on a straight-line basis over their remaining useful lives. The carrying value of the license is evaluated in each reporting period to determine if there were events or circumstances, which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgement.


NOTE  111-LICENSES

     (a) On August 20,1999 the Company acquired a license for a product. The Company has exclusive right to distribute and market the product under a private label in the State of Iowa for a period of three years expiring August 20,2002. The Company issued 2,000,000 shares at a fair market value of $.001 or $2,000. The shares were issued to the licensor who are members of a partnership and whose general partner is also a spouse of a director and officer of the Company. The Company's right to use this license is in jeopardy due to a lawsuit between the vendor of the license and the original owner. The Company and its shareholder have the right to sue for breach of contract.

     (b) As a replacement for the above license, at no additional cost, the Company was granted additional rights to market vitamins, minerals, nutritional supplements and other health and fitness products through the Grantor's Web Site. The Company desires to market these products to medical practitioners, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers for Iowa. The Company must pay an annual fee of $500 for maintenance of the Grantor's Web Site. The Grantor of the license retains 50% of the profits.


NOTE  IV-RELATED  PARTY  TRANSACTIONS

Jimmy Beehner and Dorothy Mortenson, the Company's officers and directors have each purchased 1,250,000 shares of the common stock at a price of $0.001 per share for an aggregate price of $2,500. Dorothy Mortenson's husband is David R. Mortenson Principal of David R. Mortenson & Associates, the company, which is the Grantor in the license with the company to licensed products.


                                       F-7
(THE  ACCOMPANYING  NOTES  ARE  AN  INTEGRAL  PART  OF THE FINANCIAL STATEMENTS)

                                    PART III


ITEM  1.  INDEX  TO  EXHIBITS
-----------------------------

     Exhibit  No.     Description
     ----------------------------

          2.1    Articles  of  Incorporation

          2.2    Bylaws

          4.1    Specimen  Common  Stock  Certificate

          10.1   License  Agreement

          23.1   Consent  of  Independent  Auditors

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has dully caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated this 18th day of June, 2001.




                                     IOWA  INDUSTRIAL  TECHNOLOGIES  INC.


                                     By:          /s/
                                         --------------------------------
                                         John  T.  Bauska
                                         President, Secretary, Treasurer
                                         and  Director

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

     2.1       Articles  of  Incorporation

     2.2       Bylaws

     4.1       Specimen  Common  Stock  Certificate

     10.1      License  Agreement

     23.1      Consent  of  Independent  Auditors